
November 7, 2024

Wallace R. Cooney
Chief Financial Officer
Graham Holdings Company
1300 North 17th Street
Arlington, VA 22209

      Re: Graham Holdings Company
          Form 10-K for the Year Ended December 31, 2023
          File No. 001-06714

Dear Wallace R. Cooney:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Finance